Mail Stop 0407

      							May 5, 2005

Via U.S. Mail and Fax (801-222-9555)
Mr. Michael K Openshaw
Chief Financial Officer
Q Comm International, Inc.
501 East Technology Ave
Building C
Orem, Utah 84097

	RE:	Q Comm International, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 001-31718

Dear Mr. Openshaw:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. We note from the company`s Forms 10-KSB for the years ended December 31, 2003, and December 31, 2004, that your revenues exceeded the limit for small business issuers for two consecutive years. See
Item 10(a)(1) and (a)(2)(iii) of Regulation S-B. As you are no longer a small business issuer, please confirm in your response letter your understanding that the company is no longer eligible to use the small business forms, beginning with the first quarterly report in fiscal year 2005.

Item 6. Management`s Discussion and Analysis or Plan of Operations

Sources of Revenue, page 16

2. We note that you sell terminals under the service bureau arrangements. Provide us with more details of these arrangements, your accounting for them and your basis in the accounting literature.

Critical Accounting Policies and Estimates

		Revenue Recognition, page 19

3. We note that under the broker model you record transactions on a gross basis. We further note your statement that "carriers determine prices for their products and we do not control the frequency or the quantity of sales" and "some provide us with product on consignment."
Please tell us the factors you considered in making the determination that reporting on a gross basis is appropriate. Provide a detailed analysis of EITF 99-19 including your assessment of each of the indicators of gross reporting and each of the indicators of net reporting.

Consolidated Statements of Operations and Comprehensive Loss, page
27

4. Since the captions "cost of goods sold" and "gross profit" exclude depreciation and amortization for property and equipment and capitalized software development costs directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation and amortization to "cost of goods sold" or remove the caption "gross profit" and indicate the amount of applicable depreciation and amortization that is excluded from "cost of sales." Please revise this presentation accordingly throughout your document.

Consolidated Statements of Cash Flows, page 29

5. We note your inclusion of "proceeds from capital leases" in cash flows from financing activities. This item appears to be a non-cash investing and financing activity. Please revise your statement to comply with paragraph 32 of SFAS 95.

Item 8A - Controls and Procedures, page 40

6. We note that you have not disclosed whether your principal executive officer and principal financial officer evaluated your disclosure controls and procedures or whether they concluded that those disclosure controls and procedures were effective. Please revise to state clearly whether or not your principal executive officer and principal financial officer evaluated your disclosure controls and procedures as required by Rule 13a-15(b) and, if so, whether or not they concluded that your disclosure controls and procedures were effective, as required by Item 307 of Regulation S-B.

7. If your principal executive officer and principal financial officer determined that your disclosure controls and procedures were effective, please revise to explain the basis for their conclusion, in view of the material weaknesses in your internal control over financial reporting that your auditor identified.

8. We note your disclosure that "There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." This seems inconsistent with your disclosure of material weaknesses and the remedial measures you are taking to improve your internal control over financial reporting. Please revise as appropriate to clarify whether you had changes in your internal control over financial reporting that require disclosure under Item 308(c) of Regulation S-B. For example, disclose when the material weaknesses in your internal control over financial reporting were identified and communicated to management and your audit committee and when you began remedial actions. If known, disclose when you expect your remedial actions to resolve the material weaknesses.

*    *    *    *

      As appropriate, please amend your Forms 10-KSB and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Michael K Openshaw
Q Comm International, Inc.
May 5, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE